Filed Pursuant to Rule 433

TERM SHEET

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-956-2937.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The asset-backed securities referred to in this free writing prospectus are being offered when, as and if issued.  Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus.  If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

PHH Mortgage Corporation
Sponsor and Master Servicer
PHH Mortgage Capital LLC
Depositor
PHHMC Series 2007-4 Trust
Issuing Entity

PHHMC Mortgage Pass-Through Certificates, Series 2007-4

William J. Mayer Securities, LLC

For use with base prospectus dated November 27, 2006 and the term sheet supplement dated May 22, 2007
The date of this term sheet is June 5, 2007

Important notice about information presented in any final term sheet for any class of offered certificates, the term sheet supplement and the related base prospectus with respect to the offered certificates

We provide information to you about the offered certificates in three or more separate documents that provide progressively more detail:

•	the related base prospectus, dated November 27, 2006, which provides general information, some of which may not apply to the offered certificates;

•
the term sheet supplement, dated May 22, 2007, which provides general information about series of certificates issued pursuant to the depositor’s securitization program, some of which may not apply to the offered certificates; and

•
this term sheet, which describes terms applicable to the classes of offered certificates described herein and provides a description of certain collateral stipulations regarding the mortgage loans and the parties to the transaction, and provides other information related to the offered certificates.

If the description of the offered certificates in this term sheet differs from the description of the senior certificates in the related base prospectus or the term sheet supplement, you should rely on the description in this term sheet.  Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the term sheet supplement and the related base prospectus.

The offered certificates are reflected in the table below.

Neither the issuing entity of the certificates or any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuing entity or its affiliates.

Capitalized terms used but not defined herein having the meanings assigned to them in the related term sheet supplement or the base prospectus.

Risk Factors

The offered certificates are not suitable investments for all investors.  In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class.  The offered certificates are complex securities.  You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this term sheet, the term sheet supplement and the related base prospectus for the offered certificates in the context of your financial situation and tolerance for risk.  You should carefully consider, among other things, all of the applicable risk factors in connection with the purchase of any class of the offered certificates listed in the section entitled “Risk Factors” in the term sheet supplement.

Recent Developments Affecting PHH Corporation

PHH Corporation, the parent of PHH Mortgage Corporation, filed its Annual Report on Form 10-K for the year ended December 31, 2005 on November 22, 2006.  On March 30, 2007, PHH filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 and on April 11, 2007, PHH filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.  On May 11, 2007, PHH filed a form 12b-25 Notification of Late Filing which indicated that it would be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 by the SEC filing deadline.  PHH reported that it was working diligently to complete 2006 Form 10-K and the March 2007 Form 10-Q and that it expected to file both reports within the extended deadline for delivery of those reports pursuant to waivers under certain of its financing arrangements.  On May 24, 2007, PHH filed its Annual Report on Form 10-K for the year ended December 31, 2006.  PHH previously disclosed that it was evaluating accounting matters regarding transactions surrounding the spin-off from Cendant Corporation and certain matters not related to the spin-off.   The developments described in the 2005 Form 10-K and the 2006 Form 10-K, as well as in PHH’s previous filings with the SEC, could have a material adverse effect on the business, liquidity and financial condition of PHH and on the ability of PHH Mortgage to service the mortgage loans and perform its duties under the pooling and servicing agreement.  The inability of PHH Mortgage to perform these functions could have a material adverse effect on the value of the certificates.  See “The Sponsor, The Originator and The Master Servicer—Recent Developments” in the term sheet supplement.

THE SPONSOR, THE ORIGINATOR AND THE MASTER SERVICER

PHH Mortgage has been an originator of mortgage loans since 1978 and has originated prime fixed-rate mortgage loans since 1978.  The following table describes the size, composition and growth of PHH Mortgage’s total residential mortgage loan production as of the periods ended indicated below.

	December 31, 2003		December 31, 2004		December 31, 2005		December 31, 2006
	(Dollar Amounts in Millions)
Loan Type	Units	Dollars	Units	Dollars	Units	Dollars	Units	Dollars
Conventional(1)	406,237	$77,370	219,460	$46,545	187,421	$42,642	170,244	$36,282
Government(2)	23,048	3,032	11,105	1,494	6,286	901	11,282	1,933
Home Equity Lines of Credit	38,339	3,299	47,337	4,514	40,103	4,642	24,537	3,047
Total Residential Mortgage Loans	467,624	$83,701	277,902	$52,553	233,810	$48,185	206,063	$41,262
_____
(1) Includes all Residential Mortgage Loans other than Government Loans and Home Equity Lines of Credit
(2) Includes FHA and VA Loans

PHH Mortgage also acts as master servicer for the mortgage pool.  PHH Mortgage will service the mortgage loans in accordance with the description of the applicable servicing procedures contained in the base prospectus under “Servicing of Mortgage Loans” and “Description of the Securities.”

PHH Mortgage has been servicing residential mortgage loans since 1978.  The following table describes size, composition and growth of PHH Mortgage’s total residential mortgage loan servicing portfolio as of the periods ended indicated below.

	December 31, 2003		December 31, 2004		December 31, 2005		December 31, 2006
	(Dollar Amounts in Millions)
Loan Type	Units	Dollars	Units	Dollars	Units	Dollars	Units	Dollars
Conventional(1)	783,434	$126,996	793,813	$133,816	896,745	$146,236	913,594	$148,760
Government(2)	87,420	8,908	77,591	7,978	66,501	6,851	65,804	7,423
Home Equity Lines of Credit	68,219	2,715	90,568	3,922	97,849	4,215	100,273	4,039
Total Residential Mortgage Loans	939,073	$138,619	961,972	$145,716	1,061,095	$157,302	1,079,671	$160,222
_____
(1) Includes all Residential Mortgage Loans other than Government Loans and Home Equity Lines of Credit
(2) Includes FHA and VA Loans

Recent Developments

On May 24, 2007, PHH filed the 2006 Form 10-K.

See “The Sponsor, The Originator and The Master Servicer—Recent Developments” in the term sheet supplement.

Offered Certificates

Class	Pass-Through Rate	Initial Certificate Principal Balance(1)	Initial Rating (Fitch)(2)	WAL (years)(3)	Designation
Class A Certificates:
A-1	Variable Rate(4)	$22,203,363	AAA	3.89	Senior/PAC/Accretion Directed/Variable Rate
A-2	0.45%	$ 0(5)	AAA	N/A	Senior/Interest Only/Fixed Rate
A-3	Variable Rate(6)	$27,096,350	AAA	4.44	Senior/Companion/Accretion Directed/Variable Rate
A-4	Variable Rate(6)	$60,000,000	AAA	2.73	Senior/Accretion Directed/Variable Rate
A-5	Variable Rate(6)	$9,415,393	AAA	5.75	Senior/Accretion Directed/Variable Rate
A-6	Variable Rate(6)	$12,484,794	AAA	10.04	Senior/Accretion Directed/Variable Rate
A-7	Variable Rate(6)	$19,200,000	AAA	10.80	Senior/Accrual/Lockout/Variable Rate
Total Offered Class A Certificates: $ 150,399,900
Class R Certificates:
R-I	Variable Rate(6)	$ 50	AAA	0.06	Senior/Residual/Variable Rate
R-II	Variable Rate(6)	$ 50	AAA	0.06	Senior/Residual/Variable Rate
Class B Certificates:
B-3	Variable Rate(6)	$ 480,000	BBB	10.42	Subordinate/Variable Rate
Total Offered Certificates:		$150,880,000
Non-Offered Certificates(7)
Class B Certificates:
B-1	Variable Rate(6)	$7,280,000	AA	10.42	Subordinate/Variable Rate
B-2	Variable Rate(6)	$ 960,000	A	10.42	Subordinate/Variable Rate
B-4	Variable Rate(6)	$ 320,000	BB	10.42	Subordinate/Variable Rate
B-5	Variable Rate(6)	$ 320,000	B	10.42	Subordinate/Variable Rate
B-6	Variable Rate(6)	$ 240,000	NR	10.42	Subordinate/Variable Rate
Total Non-Offered Certificates:		$9,120,000
Total Certificates:		$160,000,000

(1)	The initial certificate principal balance of each class of certificates is subject to a variance of +/- 10%.
(2)	See “Ratings” in this prospectus supplement.
(3)	The weighted average life of each class of offered certificates is subject to a variance of +/- 5%.
(4)	Varies according to (i) the weighted average of the net mortgage rate on each mortgage loan minus (ii) 0.45% per annum.
(5)	Interest will accrue on a notional balance equal to the certificate principal balance of the Class A-1 Certificates.
(6)	Varies according to the weighted average of the net mortgage rate on each mortgage loan.
(7)	Information with respect to the non-offered certificates is presented solely to aid in your understanding of the offered certificates. The non-offered certificates are not being offered hereby.

Certain Transaction Information

Title of Series	PHH Mortgage Capital LLC, PHHMC Mortgage Pass-Through Certificates, Series 2007-4.
Issuing Entity	PHHMC Series 2007-4 Trust.
Cut-off Date	June 1, 2007.
Closing Date	June 28, 2007.
Depositor	PHH Mortgage Capital LLC, an affiliate of PHH Mortgage Corporation.
Sellers	PHH Mortgage Corporation, or PHH Mortgage, and Bishop’s Gate Residential Mortgage Trust, or Bishop’s Gate.
Sponsor and Master Servicer	PHH Mortgage Corporation.
Trustee	Citibank, N.A.
Distribution Date	Distributions on the offered certificates will be made on the 18th day of each month or, if the 18th day is not a business day, on the next business day, beginning in July 2007.
Offered Certificates	The Class A, Class R and Class B-3 Certificates.
Agent Offered Certificates	Class A Certificates and Class B-3 Certificates.
Senior Percentage	94.00%
Aggregate Class B Percentage	6.00%
Prepayment Assumption	300% PSA.
Final Scheduled Distribution Date	The distribution date occurring in July 2037.
Legal Investment	The Class A Certificates will constitute “mortgage related securities” for purposes of SMMEA.
ERISA
The Class A, Class B-1, Class B-2 and Class B-3 Certificates may be purchased by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations as described in the base prospectus and term sheet supplement under “ERISA Considerations

Tax
An election will be made to treat the trust as two real estate mortgage investment conduits for federal income tax purposes.  The certificates, other than the Class R Certificates, will represent ownership of regular interests in a real estate mortgage investment conduit and will be treated as representing ownership of debt for federal income tax purposes.  For federal income tax purposes, the Class R Certificates will be the sole residual interest in each of the real estate mortgage investment conduits.

Principal Distributions on the Senior Certificates

Distributions of principal on the Senior Certificates on each distribution date will be made, after distribution of the Senior Interest Distribution Amount (other than the Accrual Distribution Amounts), as follows:

(a) Prior to the occurrence of the Credit Support Depletion Date:

(i)  an amount equal to the Class A-7 Accrual Distribution Amount shall be distributed to the Class A-1, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates, in accordance with the priorities set forth below in clause (iii)(B) below, in each case until the Certificate Principal Balance thereof has been reduced to zero;

(ii)  the Senior Principal Distribution Amount shall be distributed to the Class R-I Certificates and Class R-II Certificates, concurrently on a pro rata basis, until the Certificate Principal Balances thereof have been reduced to zero; and

(iii)  the balance of the Senior Principal Distribution Amount remaining after the distributions, if any, described in clause (ii) above shall be distributed in the following manner and priority:

(A)  first, to the Class A-7 Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof has been reduced to zero, in an amount equal to the sum of (a) the Lockout Scheduled Percentage of the aggregate of the collections described in clauses (i), (ii) and (v) (to the extent clause (v) relates to clauses (i) and (ii)) of the definition of Senior Principal Distribution Amount and (b) the Lockout Prepayment Percentage of the aggregate of the collections described in clauses (iii) and (v) (to the extent clause (v) relates to clause (iii)) of the definition of Senior Principal Distribution Amount;

(B)  second, concurrently as follows:

(1) 37.5760297150% of the amount distributed pursuant to this clause (iii)(B) in the following manner and priority:

(a)  first, to the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to the Planned Principal Balance set forth in the table below entitled “Planned Principal Balances” for such distribution date;

(b) second, to the Class A-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(c) third, to the Class A-1 Certificates, without regard to the Planned Principal Balance for such distribution date, until the Certificate Principal Balance thereof has been reduced to zero; and

(2) 62.4239702850% of the amount distributed pursuant to this clause (iii)(B) sequentially, to the Class A-4, Class A-5 and Class A-6 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero; and

(C)  third, to the Class A-7 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

The following table sets forth for each distribution date the Planned Principal Balances for the PAC Certificates.

There is no assurance that sufficient funds will be available on any distribution date to reduce the Certificate Principal Balance of the PAC Certificates to the related Planned Principal Balance for that distribution date, or that distributions will not be made in excess of those amounts for that distribution date.

Planned Principal Balances

Distribution Date	Planned Principal Balance for Class A-1 Certificates
Initial Balance	$22,203,363.31
July 18, 2007	22,203,363.31
August 18, 2007	22,203,363.31
September 18, 2007	22,203,363.31
October 18, 2007	22,203,363.31
November 18, 2007	22,203,363.31
December 18, 2007	22,203,363.31
January 18, 2008	22,203,363.31
February 18, 2008	22,203,363.31
March 18, 2008	22,203,363.31
April 18, 2008	22,203,363.31
May 18, 2008	22,203,363.31
June 18, 2008	21,987,429.62
July 18, 2008	21,761,542.84
August 18, 2008	21,525,778.48
September 18, 2008	21,280,217.08
October 18, 2008	21,024,944.12
November 18, 2008	20,760,050.02
December 18, 2008	20,485,630.04
January 18, 2009	20,201,784.21
February 18, 2009	19,908,617.29
March 18, 2009	19,606,238.69
April 18, 2009	19,294,762.39
May 18, 2009	18,974,306.83
June 18, 2009	18,644,994.88
July 18, 2009	18,306,953.72
August 18, 2009	17,960,314.73
September 18, 2009	17,605,213.44
October 18, 2009	17,241,789.39
November 18, 2009	16,870,186.03
December 18, 2009	16,497,601.56
January 18, 2010	16,126,544.28
February 18, 2010	15,757,004.42
March 18, 2010	15,388,972.22
April 18, 2010	15,022,437.99
May 18, 2010	14,657,392.04
June 18, 2010	14,293,824.76
July 18, 2010	13,931,726.56
August 18, 2010	13,571,087.89
September 18, 2010	13,211,899.24
October 18, 2010	12,854,151.14
November 18, 2010	12,497,834.17
December 18, 2010	12,142,938.91
January 18, 2011	11,789,456.04
February 18, 2011	11,437,376.21
March 18, 2011	11,086,690.16
April 18, 2011	10,737,388.65
May 18, 2011	10,389,462.47
June 18, 2011	10,042,902.45
July 18, 2011	9,697,699.45
August 18, 2011	9,353,844.40
September 18, 2011	9,011,328.22
October 18, 2011	8,670,141.89
November 18, 2011	8,330,276.43
December 18, 2011	7,991,722.89
January 18, 2012	7,654,472.34
February 18, 2012	7,318,515.91
March 18, 2012	6,983,844.76
April 18, 2012	6,650,450.06
May 18, 2012	6,318,323.04
June 18, 2012	5,987,454.96
July 18, 2012	5,740,090.36
August 18, 2012	5,494,192.10
September 18, 2012	5,249,752.87
October 18, 2012	5,006,765.37
November 18, 2012	4,765,222.35
December 18, 2012	4,525,116.60
January 18, 2013	4,286,440.94
February 18, 2013	4,049,188.25
March 18, 2013	3,813,351.42
April 18, 2013	3,578,923.40
May 18, 2013	3,345,897.16
June 18, 2013	3,114,265.73
July 18, 2013	2,892,217.51
August 18, 2013	2,677,358.88
September 18, 2013	2,469,505.28
October 18, 2013	2,268,476.61
November 18, 2013	2,074,097.13
December 18, 2013	1,886,195.36
January 18, 2014	1,704,603.95
February 18, 2014	1,529,159.62
March 18, 2014	1,359,703.05
April 18, 2014	1,196,078.81
May 18, 2014	1,038,135.23
June 18, 2014	885,724.34
July 18, 2014	784,982.27
August 18, 2014	688,105.29
September 18, 2014	594,980.20
October 18, 2014	505,496.77
November 18, 2014	419,547.64
December 18, 2014	337,028.24
January 18, 2015	257,836.77
February 18, 2015	181,874.10
March 18, 2015	109,043.68
April 18, 2015	39,251.54
May 18, 2015 and thereafter	0.00

The Planned Principal Balances for each distribution date listed in the table above were calculated based on assumptions, including the assumption that prepayments on the mortgage loans occur each month at a constant level between approximately 100% PSA and approximately 400% PSA.  The performance of the mortgage loans may differ from the assumptions used in determining those balances.  The Planned Principal Balances listed in the table above are final and binding regardless of any error or alleged error in making the calculations.  However, the Planned Principal Balances listed in the table above are subject to a variance of +/10%.

There can be no assurance that funds available for distributions of principal in reduction of the Certificate Principal Balance of the PAC Certificates will be sufficient or will not be in excess of, amounts needed to reduce its Certificate Principal Balance to the Planned Principal Balance for any distribution date.  Distributions in reduction of the Certificate Principal Balance of the PAC Certificates may commence significantly earlier or later than would be anticipated based on the Planned Principal Balances shown in the table above.  Distributions of principal in reduction of the Certificate Principal Balance of the PAC Certificates may end significantly earlier or later than would be anticipated based on the Planned Principal Balances shown in the table above.  See “Certain Yield and Prepayment Considerations” in the related term sheet supplement for a further discussion of the assumptions used to produce the above table and the effect of prepayments on the mortgage loans on the rate of payments of principal and on the weighted average lives of those certificates.

Lockout Percentage — For any distribution date, the Certificate Principal Balance of the Lockout Certificates, divided by the aggregate Certificate Principal Balance of the Senior Certificates, in each case immediately prior to any allocations of losses or distributions on that distribution date.

Lockout Prepayment Percentage— For any distribution date, the product of (i) the Lockout Percentage and (ii) the Stepdown Percentage.

Lockout Scheduled Percentage — For any distribution date (i) occurring prior to the 61st distribution date, 0% and (ii) on or after the 61st distribution date, the Lockout Percentage.

Collateral Stipulations

Mortgage Loan Type: Conventional Prime Fixed Rate With An Original Maturity Of 30 Years Or Less
Aggregate Stated Principal Balance Of 20, 25 and 30 Year Non-Relocation Fixed Rate Mortgage Loans (+/- 10%): $142,000,000.00
Aggregate Stated Principal Balance Of 30 Year Fixed Rate Relocation Loans (+/- 10%): $18,000,000.00
Aggregate Stated Principal Balance Of All Fixed Rate Loans (+/- 10%): $160,000,000.00
Gross Weighted Average Coupon (+/- .10): 6.2752%
Weighted Average Remaining Maturity Of 20, 25 and 30 Year Non-Relocation Fixed Rate Mortgage Loans (+/- 6): 359 Months
Weighted Average Remaining Maturity Of 30 Year Fixed Rate Relocation Loans (+/- 6): 360 Months
Weighted Average Credit Score (-10): 741
Weighted Average Effective Loan-To-Value Ratio (+ 5): 72.2%
Average Original Mortgage Loan Balance (+/- 10%): $643,045
Single Family Detached, Including Planned Unit Developments: Not Less Than 80%
Maximum Percentage Of Interest Only Mortgage Loans (With An Initial Interest Only Period Of Ten or Fifteen Years): 13%
Maximum California Concentration: 29%
Weighted Average Servicing Fee (+/- .05): 0.250%
Full Documentation Type: Not Less Than 80%
Cash Out Refinance: Not Greater Than 33%
Investor Property: Not Greater Than 3%
Second/ Vacation Home: Not Greater Than 7%
Loan Principal Balance> $1mm <= $1.5mm: Not Greater Than 10%
Loan Principal Balance> $1.5mm: Not Greater Than 10%

The percentages set forth in the table above, other than any weighted averages, are percentages of the aggregate principal balance of the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.  Any weighted average is weighted based on the principal balances of the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.

The numbers expressed in parentheses for a category above reflects the amount by which the numbers or percentages set forth for such category may vary in the actual mortgage loans included in the collateral on the Closing Date.  For example, the Gross Weighted Average Coupon percentage for the collateral could vary from 6.1752% to 6.3752% with respect to the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.

The percentage expressed in parentheses for a category above reflects the percentage by which the number set forth for such category may vary in the actual mortgage loans included in the collateral on the Closing Date.  For example, the Aggregate Stated Principal Balance of the mortgage loans included in the collateral on the Closing Date, as of the Cut-off Date could be lower or higher than the amount specified by as much as 10%.